UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________
Amendment No. 2 to

SCHEDULE TO
_____________
TENDEROFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________

COMMUNITY BANKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Community Banks, Inc. Common Stock, Par Value $5.00 Per Share
(Title of Class of Securities)

203628102
(CUSIP Number of Class of Securities of Underlying Common Stock)
______________

Eddie L. Dunklebarger
President, Chairman and Chief Executive Officer
Community Banks, Inc.
777 East Park Drive
Harrisburg, Pennsylvania 17111
(717) 920-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mary Alice Busby Mette, Evans & Woodside 1105 Berkshire Blvd., Suite 320 Wyomissing, PA 19610 (610) 374-1135	Joanne R. Soslow Morgan Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 (215) 963-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,484,799	$444.68

*
The transaction value shown is solely for the purpose of calculating the filing fee. The transaction value calculation assumes the maximum aggregate amount to be paid by Community Banks, Inc. in connection with the offer to purchase all currently outstanding options to purchase Community common stock described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options, calculated based on $34.00 per share of Community common stock underlying such options multiplied by the number of shares of Community common stock underlying all of the outstanding options to purchase Community common stock described herein (1,338,825), minus the cash consideration payable by the option holders for such Community shares upon exercise, and (b) $30.70 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$444.68	Filing Party: Community Banks, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed: October 16, 2007
                                                Registration No. 005-39437

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Explanatory Note

This Amendment No. 2 to Schedule TO amends and supplements Schedule TO filed on October 16, 2007 and Schedule TO-I/A filed on October 26, 2007 by Community Banks, Inc.  The purpose of Amendment No. 1 was to delete the disclosures in Exhibit (a)(1), Notice Letter dated October 16, 2007 and Exhibit (a)(2), Additional Information Regarding the Cash Election Right that the “cash election right is subject to the completion of the merger” with Susquehanna Bancshares, Inc.   Deletion of this condition was communicated to holders of Community stock options in a Notice to Option Holders dated October 26, 2007 (the “October 26 Notice”).  The October 26 Notice was filed as Exhibit (a)(6) to the Schedule TO-I/A.

The October 26 Notice referenced the original cash election materials that had been mailed to option holders and filed with the Securities and Exchange Commission on October 16, 2007 and further provided:

… as stated in the materials (see page 3 of both the Notice Letter and the Additional Information Regarding the Cash Election Right), Community reserves the right to terminate the cash election right prior to the expiration of the cash election period on November 14, 2007.

The purpose of this Amendment No. 2 is to clarify the statement in the October 26 Notice that “Community reserves the right to terminate the cash election right prior to the expiration of the cash election period on November 14, 2007.”    While referencing page 3 of the Notice Letter and the Additional Information Regarding the Cash Election Right which listed the conditions, the October 26 Notice did not state the conditions under which Community had reserved the right to terminate the cash election right prior to the expiration of the cash election period.

Page 3 of both the Notice Letter and the Additional Information Regarding the Cash Election Right contained the following disclosure:

Community reserves the right to terminate the cash election right prior to the expiration of the cash election period and not accept any cash elections made prior to such termination:

•	if the merger is terminated;

•
if Community or Susquehanna reasonably determines that there is an undue risk that the cash election right could be deemed a tender offer for securities of the same class of securities as Community common stock;

•	if any law or regulation makes the cash election right illegal or otherwise prohibited; or

•	if any judgment, injunction, order or decree enjoins Community from providing the cash election right or accepting cash elections.

Thus, as provided in the disclosure in the original cash election materials, Community’s ability to terminate the cash election prior to expiration of the cash election period is not unlimited.  Community may not terminate the cash election right for any reason or no reason; it may terminate the cash election for the reasons stated in the original cash election materials (and reiterated in this Amendment No.2).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANKS, INC.

By: /s/ Anthony N. Leo
Anthony N. Leo
Executive Vice President

October 30, 2007
Date